SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7660	E-MAIL ADDRESS DFERTIG@STBLAW.COM

October 19, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Ms. Mara L. Ransom, Assistant Director

Ms. Jennifer Thompson, Accounting Branch Chief

Mr. Dean Brazier, Staff Attorney

Mr. Jarrett Torno, Staff Accountant

Re:                             Alibaba Group Holding Limited

Amendment No. 2 to Registration Statement on Form F-4

File No. 333-206575

Form 20-F for the Fiscal Year Ended March 31, 2015

File No. 001-36614

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are transmitting this letter in response to the letter dated October 14, 2015 (the “October 14 Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

Leiming Chen     Daniel Fertig     Adam C. Furber     Anthony D. King     Celia C.L. Lam     Chris K.H. Lin     Jin Hyuk Park     Kathryn King Sudol     Christopher K.S. Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK     BEIJING     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     SEOUL     TOKYO     WASHINGTON, D.C.

Set forth below are the Company’s responses to the Staff’s comments contained in the October 14 Comment Letter. The Staff’s comments are retyped below for your ease of reference and are followed by a summary of the responsive actions taken.

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General

1.                                      We note the inclusion of the representations requested in our letter dated September 28, 2015 in the response letter to us dated October 2, 2015, which was on the letterhead of and provided by your outside counsel. As previously requested, please provide a written statement from and signed by the company, as opposed to outside counsel, which includes both sets of representations.

In response to the Staff’s comment, the Company is separately submitting via EDGAR correspondence a written statement from the Company that includes the representations relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2015. At the time the Company requests acceleration of the effective date of the Registration Statement, the Company will also submit a written statement that includes the relevant representations.

Form 20-F for the Fiscal Year Ended March 31, 2015

Item 18. Financial Statements

Consolidated Income Statements, page F-3

2.                                      We note your response to comment 5. Please contrast the nature of services and income statement classification of the SME Annual Fee that you classified in revenue with the reimbursement you receive from Ant Financial Services under the Amended IPLA discussed on page F-71, which is classified in other income, net.

The Company advises the Staff that the amount of royalty fee and software technology services fee earned from Ant Financial Services under the Amended IPLA consist of (i) expense reimbursements for the costs incurred by the Company in providing the software technology services plus (ii) 37.5% (49.9% prior to August 2014) of the consolidated pre-tax income of Ant Financial Services. For the purpose of income statement presentation, the royalty fee and software technology services fee were presented as other income, net of the costs incurred by the Company in providing the software technology services (RMB218 million, RMB275 million and RMB486 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively), which were recorded below income from operations.

As elaborated in the Company’s response to comment 5 of the Staff’s letter dated September 25, 2015, the Company believes it is appropriate to record the SME Annual Fee as other revenue and acknowledges that the nature of services provided to Ant Financial Services under the Amended IPLA in the past is analogous to the software system use and services relating to the know-how and intellectual properties underlying the SME Annual Fee being provided today. However, the Company concluded to present the royalty fee and software technology services fee received under the Amended IPLA as other income given the following considerations:

•      From management’s perspective, in the event that the Company purchases an equity interest of up to 33% in Ant Financial Services upon receipt of certain PRC regulatory approvals in the future, such investment in Ant Financial Services will likely be accounted for using the equity method and the Company’s share of the profits or losses of Ant Financial Services will also be recorded below income from operations, and not as other revenue.  At such time, the royalty fee and software technology services fee would be reduced to nil if the Company purchases a 33% equity interest in Ant Financial Services, or if the Company purchases less than 33% of the equity interest in Ant Financial Services, proportionately reduced based on the amount of equity interest in Ant Financial Services acquired by the Company;

•      In contrast therewith, for the SME Annual Fee, the Company will continue to receive such fee for a term of seven years until 2021 for the underlying services as contracted regardless of any acquisition of equity interests in Ant Financial Services by the Company.

As a result, management believes that the current presentation of the royalty fee and software technology services fee received under the Amended IPLA would maintain the comparability of the financial statements in future periods and be more useful to readers given the Company’s overall arrangements with Ant Financial Services.

In addition to the considerations above, the Company also notes that the amounts of royalty fee and software technology services fee received were immaterial for the fiscal years ended March 31, 2013, 2014 and 2015. Should the Company determine that the likelihood of acquisition of an equity interest in Ant Financial Services becomes remote and/or that the royalty fee and software technology services fee become material in future periods, the Company will revise the financial statements to present such fee as other revenue.

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If you have any questions regarding this letter or Amendment No. 2, please do not hesitate to contact me at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Questions pertaining to accounting may also be directed to Benson Wong at +(852) 2289-1304 (work) or benson.wb.wong@hk.pwc.com (email) or Ricky Shin at +(852) 2289-1356 (work) or ricky.w.shin@hk.pwc.com (email), both of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:        Joseph C. Tsai, Executive Vice-chairman

Daniel Yong Zhang, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel and Secretary
                        Alibaba Group Holding Limited

Leiming Chen

William H. Hinman, Jr.
Daniel N. Webb
                        Simpson Thacher & Bartlett LLP

Benson W.B. Wong

Ricky W. Shin

PricewaterhouseCoopers